WeShop Holdings Limited

Hawk House
22 The Esplanade
Jersey, JE1 1HH
Channel Islands

https:\\we.shop
Paul Ellerbeck
paul.ellerbeck@we.shop

April 24, 2025

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Adam Phippen

Kate Beukenkamp

Taylor Beech

Re:	WeShop Holdings Limited Draft Registration Statement on Form F-1 CIK No. 0002048271

Ladies and Gentlemen:

This letter is submitted by WeShop Holdings Limited (“we” or the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form F-1 confidentially submitted on March 28, 2025, as set forth in the Staff’s letter dated April 11, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Amendment No. 3, marked to show changes to the Amendment No. 2 to the Draft Registration Statement.

Amendment No. 3 on Form F-1

Capitalization, page 25

1.	We note your response to prior comment 4. Please revise to include your Convertible notes payable, net - related party in your indebtedness.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 3 to include Convertible notes payable, net - related party in the indebtedness portion of the Capitalization section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Performance

Monetization, page 28

2.	We note your response to prior comment 5 and reissue in part. Revise your disclosure where appropriate to briefly discuss the volume of social interactions metric or other key factors or metrics (e.g., number of users) as of the most recent period (i.e. March 31, 2025) as it becomes available. In this regard, we note that your revisions to disclose that while WeShop had 150,000 Social Interactions during its Pilot, it has had approximately 2,200 Social International since the Pilot. Additionally, revise the charts and tables reflected throughout your disclosure, including under the subheading “Key Financial and Operating Metrics” beginning on page 27 as well as any applicable narrative disclosure accordingly.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 3 to include statistics from the most recent, quarterly period available and revised the respective graphics.

Strategic Partnerships and Collaboration, page 67

3.	We note your response to prior comment 8, including the placeholders for Ex. 10.2 and 10.3 to the Exhibit Index, and reissue in part. Please revise this section to briefly discuss these agreements generally, as well the key terms of these agreements, including duration. We note your revision to the Prospectus Summary.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 3 to specify that these agreements are both of indefinite duration and to further describe their material terms in the Prospectus Summary.

Index to Financial Statements

Audited Consolidated Financial Statements

Note 11 - Share Based Compensation (As Restated), page F-17

4.	We note your response to our prior comment 12. Please revise your disclosure on page xii to make it clear which plans are applicable to each period by disclosing the exact dates of effectiveness and cancelation. Additionally, the disclosure of how WePoints through referrals are earned and calculated on page xii and page F-18 are not the same. Please revise accordingly.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 3 to reflect that the loyalty program will change upon its listing in the United States.

5.	We note your response to our prior comment 13. We note that the Contingent Shares awarded automatically settle in 12 months and your disclosure that you apply the same accounting treatment as contemplated with an employee. Please tell us if these awards include a market, performance of service condition. In addition, tell us what circumstances would require a Contingent Share to be forfeited. Finally, considering the market, performance and service conditions, if any, and circumstances requiring forfeiture, please tell us your consideration of recognizing the entire amount of compensation cost when the Contingent Share is granted. Refer to ASC 718-10-55-68.

Company Response: In response to the Staff’s comment, we have revised page F-18 of Amendment No. 3. We respectfully advise the staff that once the account owners have owned the Contingent Shares for a period of 12 months from the date of issuance, they will automatically become settled shares. The Company views this twelve-month period as a service condition and is therefore recording the compensation cost over this period in accordance with ASC 718-10-55-68. The following circumstances would require a Contingent Share to be forfeited during that period including where an Account Owner/Account:

a)	is suspended by the Company under Clause 7 (breach of code of conduct);

b)	is associated with any fraudulent activity or any breach of the Company’s terms;

c)	is used to make purchases on behalf of, or for the benefit of, any other person;

d)	is inactive for more than 13 months (an Account Owner is inactive where the Account Owner does not log into the Services);

e)	publishes (or causes to be published) defamatory or otherwise abusive Content directed towards WeShop or any subsidiary or member of its group of companies, its directors and/or officers or employees either on the WeShop Platform or elsewhere;

f)	is in dispute with WeShop for any reason including any disputes not relating to Qualifying Transactions; or

g)	is abusive verbally or by electronic communication to any member of the WeShop team.

General

6.	We note your response to prior comment 14, including that you intend to file a registration statement on Form F-1 to register the transfer of shares by the WeShop Community Trust to your users on a continuous basis. Please tell us what exemption from registration you have relied upon regarding the issuance of shares under the Shareback program prior to filing the F-1. In this regard, it appears you have offered “Contingent Shares” in the past. Alternatively, please include a risk factor discussing the risks to investors and impact on you resulting from the possibility that prior issuances of Contingent Shares were not, but should have been, registered, including risks relating to potential violations of Section 5 of the Securities Act of 1933.

Company Response: In response to the Staff’s comment, we respectfully note that the offering of Contingent Shares occurred in the United Kingdom and therefore outside the United States and thus was not a violation of Section 5 of the Securities Act of 1933. Therefore, we have not included a related risk factor.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at paul.ellerbeck@we.shop or Christian Nagler of Kirkland & Ellis LLP at +1 (212) 446-4660.

Remainder of page intentionally blank. Signature page follows.

Sincerely,

WESHOP HOLDINGS LIMITED

/s/ Paul Ellerbeck
Name:	Paul Ellerbeck
Title:	Chief Executive Officer

Enclosure

cc: Christian O. Nagler, P.C.

Kirkland & Ellis LLP

John Garner

WeShop Holdings Limited